UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-39111

Q&K International Group Limited

(Registrant’s Name)

Suite 1607, Building A

No. 596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”) has appointed Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as the Company’s independent registered public accounting firm. The appointment of MarcumBP has been approved by both the audit committee and the board of directors (the “Board”) of the Company. MarcumBP replaces Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), the Company’s former independent registered public accounting firm.

The reports of Deloitte on the consolidated financial statements of Q&K as of and for the years ended September 30, 2018 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change auditors was not the result of any disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During the Company’s fiscal years ended September 30, 2018 and 2019 and through the subsequent interim period on or prior to December 3, 2020, neither the Company nor anyone on its behalf has consulted with MarcumBP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by MarcumBP which MarcumBP concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

The Company is working closely with Deloitte and MarcumBP to ensure a seamless transition.

The Board would like to express its sincere gratitude to Deloitte for its professionalism and quality of services rendered to the Company over the past years.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this Form 6-K and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to expand into new markets; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to achieve or maintain profitability or continue as a going concern in the future; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Q&K International Group Limited

	By:	/s/ Zhichen (Frank) Sun
	Name:	Zhichen (Frank) Sun
	Title:	Chief Financial Officer

Date: January 22, 2021

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